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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Salant Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, $1 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   794004200
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           c/o Barbara J. Goodfellow
                      HUGHES INVESTMENT MANAGEMENT COMPANY
                     200 North Sepulveda, Mail Station A167
                              El Segundo, CA 90245
                                 (310) 662-9837

                              c/o Marie Colaninno
                         HUGHES RETIREMENT PLANS TRUST
                         130 Liberty Street, 20th Floor
                               New York, NY 10006
                                 (212) 469-8953
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 794004200             13D
--------------------------------------------------------------------------------

   1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Hughes Investment Management Company
        EIN 95-3947944
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
        N/A                                                  (b)  [  ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY



--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
                                                                  [  ]
        N/A
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7.    SOLE VOTING POWER
     SHARES             0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       9.    SOLE DISPOSITIVE POWER
      WITH              0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        N/A                                                        [  ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        IA
--------------------------------------------------------------------------------

CUSIP No. 794004200             13D
--------------------------------------------------------------------------------

   1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Hughes Retirement Plans Trust
        EIN 95-3371124
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
        N/A                                                  (b)  [  ]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY



--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
                                                                  [  ]
        N/A
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
   NUMBER OF      7.    SOLE VOTING POWER
     SHARES             0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       9.    SOLE DISPOSITIVE POWER
      WITH              0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        N/A                                                        [  ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

        EP
--------------------------------------------------------------------------------

                                  Schedule 13D


Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, par value $1.

         The name and address of the principal executive and business office of the issuer is:

         Salant Corporation
         1114 Avenue of the Americas
         36th Floor
         New York, NY 10036

Item 2.  Identity and Background

         The names and addresses of the principal business offices of the persons filing are:

         Hughes Investment Management Company
         200 North Sepulveda
         Mail Station A167
         El Segundo, CA  90245

         Hughes Retirement Plans Trust
         130 Liberty Street, 20th Floor
         New York, NY  10006

         The principal business of Hughes Investment Management Company is that of an investment advisor. The principal business of the Hughes Retirement Plans Trust is to hold the assets of the Hughes Retirement Plans, which are subject to the provisions of the Employee Retirement Investment Security Act of 1974.

         The place of organization for Hughes Investment Management Company is Delaware. The place of organization for Hughes Retirement Plans Trust is New York.

         In the last five years, neither Hughes Investment Management Company nor Hughes Retirement Plans Trust has been convicted in criminal proceedings. During the last five years, neither of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         From May 11, 1999, through July 15, 2002, Hughes Investment Management Company and the Hughes Retirement Plans Trust were deemed to beneficially own 1,118,942 Shares of Common Stock of Salant Corporation. The securities were acquired by the Reporting Persons on May 11, 1999, when Hughes Retirement Plans Trust received the securities in exchange for bonds of the issuer in the issuer's Chapter 11 bankruptcy proceedings. The bonds had previously been acquired by Hughes Retirement Plans Trust with its own funds, which are held for the Hughes Retirement Plans.

Item 4.  Purpose of Transaction

         The securities of Salant Corporation deemed to have been beneficially owned by the Reporting Persons have been held for investment purposes by Hughes Retirement Plans Trust. The trust initially acquired the bonds of Salant Corporation, which were exchanged for the securities in connection with the issuer's Chapter 11 bankruptcy proceeding, for investment.

         The trust sold the securities to Salant Corporation on July 15, 2002, for cash in the amount of $2,797,355. This amendment is being filed with respect to such sale.

         Except as described above, the Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D. The Reporting Persons reserve the right to acquire securities of Salant Corporation from time to time.

Item 5.  Interest in Securities of the Issuer

         From May 11, 1999, until the sale of the securities on July 15, 2002, the Reporting Persons were deemed to beneficially own 1,118,942 shares of the Common Stock of Salant Corporation. Based on information supplied by the issuer, as of April 23, 2002 there were 9,901,140 shares of its Common Stock outstanding. Therefore, the securities which were deemed to be beneficially owned by the Reporting Persons represented 11.3% of the outstanding shares of the Common Stock of the issuer. Hughes Investment Management Company has had shared voting and dispositive with respect to all 1,118,942 shares. Hughes Retirement Plans Trust may be deemed also to have had shared voting and dispositive power with respect to all 1,118,942 shares.

         Hughes Investment Management Company had the right to manage the securities on behalf the Hughes Retirement Plans Trust. Hughes Investment Management Company, however, engaged Magten Asset Management Corp., an investment advisory company, to manage the securities. As a result, Magten Asset Management Corp. has had voting and dispositive power with respect to all 1,118,942 shares. Talton R. Embry, the sole shareholder of Magten Asset Management Corp., is a director of Salant Corporation. Magten Asset Management Corp. and Mr. Embry have filed a statement on Schedule 13D to declare their beneficial ownership of the securities which are the subject of this statement. The statement filed by Magten Asset Management Corp. and Mr. Embry was most recently amended on May 10, 2002. Hughes Investment Management Company has the right to reacquire voting and dispositive power with respect to all 1,118,942 shares, and it did so on July 15, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Item 5.

Item 7. Material to be Filed as Exhibits

        Exhibit 1:  Joint Filing Agreement

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 16, 2002

                                     HUGHES INVESTMENT MANAGEMENT COMPANY


                                     /s/ John F. Cooke
                                     -------------------------------------------
                                     John F. Cooke
                                     President


                                     HUGHES RETIREMENT PLANS TRUST,
                                        by DEUTSCHE BANK TRUST COMPANY AMERICAS, solely as directed trustee and not as a beneficial owner



                                     /s/ Frank Eipper
                                     -------------------------------------------
                                     Frank Eipper
                                     Director

Exhibit 1: Joint Filing Agreement

This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership by the undersigned of shares of the common stock of Salant Corporation is being, and any and all amendments thereto may be, filed on behalf of the undersigned by any one of the undersigned. This Joint Filing Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.





Date:  July 16, 2002

                                     HUGHES INVESTMENT MANAGEMENT COMPANY


                                     /s/ John F. Cooke
                                     -------------------------------------------
                                     John F. Cooke
                                     President


                                     HUGHES RETIREMENT PLANS TRUST,
                                        by DEUTSCHE BANK TRUST COMPANY AMERICAS, solely as directed trustee and not as a beneficial owner


                                     /s/ Frank Eipper
                                     -------------------------------------------
                                     Frank Eipper
                                     Director